Andrew Griffith

Chief Financial Officer
British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD
United Kingdom
Mr Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
October 14, 2009
Re. British Sky Broadcasting Group plc
Form 20-F for the fiscal year ended June 30, 2009
Filed July 31, 2009
File No. 001-13488
Dear Mr Spirgel,
We are writing in response to your comment letter dated September 30, 2009, relating to the Annual Report of British Sky Broadcasting Group plc (the “Group”) on Form 20-F for the fiscal year ended June 30, 2009 (the “2009 Form 20-F”). In order to assist in your review process, we have set forth the Staff’s comment followed by our responses.
Exhibits
We note your response to comment four from our letter dated September 11, 2009. Please provide us with additional analysis to explain why the long term transponder lease arrangement you signed in June 2009 is not a contract upon which your business is substantially dependent covered by Section 4(b)(ii) of the instructions as to Exhibits of Form 20-F. We note your statement on page 18 that your arrangement with SES Astra is “essential” to the business of the Group.
Response
Since it began its broadcasting operations over twenty years ago, the Group has entered into, amended, renewed and extended a succession of various contracts for satellite capacity with more than one supplier. At the present time the majority of the Group’s satellite capacity is supplied by SES Astra pursuant to 31 standalone contracts. Each contract is independent, covering varying contractual terms, across three different satellites, with separate terms and conditions. The Group does not consider itself to be substantially dependent on any one of those contracts. Further, with sufficient planning, the Group could take its capacity from a supplier other than SES Astra if need be.
As you have noted, we included information about SES Astra in the business review of our Annual Report pursuant to section 417(5)(c) of the Companies Act 2006 (the “UK Companies Act”). The UK Companies Act requires us to disclose contractual or other arrangements where they are essential to the business of the Group. The supply of satellite capacity is “essential” to the operations of the Group and as the majority of our satellite capacity is supplied by SES Astra, our relationship with them would currently be considered an “essential” arrangement for the purpose of the UK Companies Act. However, for the reasons outlined in the foregoing paragraph, we do not believe that it follows that we are “substantially dependent” on any of the Group’s contracts with SES Astra.
We respectfully note that the disclosure regarding our relationship with SES Astra included in our 2009 Form 20-F does not reflect any change to our historic relationship with SES Astra; instead, the statement was included because 2009 was the first year in which such a statement was prescribed under the Act. We also respectfully note that the UK Companies Act does not require us to make our contracts with SES Astra publicly available.
In response to your comment, the Group proposes to expand the disclosure, by amending the first paragraph of the section entitled “Directors’ report — review of the business - Technology and Infrastructure — Satellites” for inclusion in its 2010 Form 20-F, as follows:
“We are party to 31 contracts with SES Astra pursuant to which they supply the majority of capacity on the satellite transponders that we use for digital transmissions for reception by both DTH viewers and cable operators. SES Astra is 100% owned by SES, a Luxembourg company listed on the Luxembourg Stock Exchange and Euronext Paris.
Given the importance of the continued supply of satellite capacity to the Group, the Group considers that this arrangement with SES Astra, which is discussed below in further detail, is essential to the business of the Group within the meaning of section 417(5)(c) of the Companies Act 2006. The Group does not consider that it is substantially dependent on any of the 31 contracts it has entered into with SES Astra on the basis the contracts are independent with separate terms and conditions.”
We confirm that the Group is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Group may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
On behalf of British Sky Broadcasting Group plc, we thank you for your consideration of our responses. Please let us know if you have any further comments or require any further information or clarification.
Sincerely,
Andrew Griffith
Chief Financial Officer